 Exhibit 99.2

GRANDVIEW GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED

AUGUST 31, 2012

Grandview Gold Inc.
Management’s Discussion & Analysis
Three Months Ended August 31, 2012
Dated – October 5, 2012

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Grandview Gold Inc. (“Grandview” or the “Company”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three months ended August 31, 2012. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This discussion should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three months ended August 31, 2012, in addition to the audited annual consolidated financial statements of the Company for the year ended May 31, 2012, together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period. Information contained herein is presented as at October 5, 2012, unless otherwise indicated. The Company’s consolidated financial statements and the financial information contained in this MD&A are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company’s common shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations can be obtained from the offices of the Company or on SEDAR at www.sedar.com.

Special Note Regarding Forward-Looking Information

This MD&A contains “forward-looking information” (also referred to as “forward-looking statements”), which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company and its projects; the focus of capital expenditures; the Company’s goal of creating shareholder value by concentrating on the acquisition and exploration of properties that have the potential to contain economic gold deposits; the future price of gold; management’s outlook regarding future trends; the purchase, sale or development of exploration properties; exploration and acquisition plans; the Company’s acquisition strategy; the criteria to be considered in connection therewith and the benefits to be derived therefrom; the emergence of accretive growth opportunities; the Company’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets; treatment under governmental regulatory regimes and tax laws; the performance characteristics of the Company’s mineral resource properties; title disputes or claims; and realization of the anticipated benefits of acquisitions. Often, but not necessarily always, the use of words such as “anticipate”, “believe”, “plan”, “estimates”, “expect”, “intend”, “budget”, “scheduled”, “forecasts” and similar expressions have been used to identify these forward-looking statements or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect management’s current beliefs and are based on information currently available to management. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or financial or operating performance. Forward-looking statements involve significant risks, uncertainties and assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include risks related to general economic conditions in Canada, Peru and globally; the Company’s ability to meet its working capital needs in the short and long term; environmental liability; industry conditions, including fluctuations in the price of gold and other metals and minerals; governmental regulation of the mineral resource industry, including environmental regulation; fluctuation in foreign exchange or interest rates; liabilities inherent in mineral exploration; geological, technical and operational problems; failure to obtain third party permits, consents and approvals when required, or at all; stock market volatility and market valuations; and competition for, among other things, capital, acquisition of resources, undeveloped land and skilled personnel. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances other than as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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Grandview Gold Inc.
Management’s Discussion & Analysis
Three Months Ended August 31, 2012
Dated – October 5, 2012

Description of Business

Grandview is a mineral exploration company focused on creating value for shareholders by exploring and, if warranted, developing properties of merit for the mining of precious metals. It is currently active in the province of Ontario, Canada, and in Peru.

Grandview was incorporated in 1945 and was primarily engaged in the mineral exploration and resource sector up to 1987, when trading of the Company’s securities ceased. In November 1998, Grandview invested in Navitrak International – a company involved in high-technology products involving global positioning systems (GPS).

Grandview subsequently decided to return to mineral exploration and mining during 2004, after putting a new management team in place and identifying an exploration property of merit with a geological report in accordance with National Instrument 43-101 (“NI 43-101”).

Overall Performance

Highlights

During the first quarter of fiscal 2013, the Company continued to work with the results of the drilling information from the Dixie Lake project and is working towards completing a report that will bring the historic resource to NI 43-101 compliance. This work will result in a new geological and resource model on the 88-4 and 88-4 West Zones from which the Company will be able to assess any potential economic resource on the property. The Company is at present finalizing the results of this work in a comprehensive report and will report those results at the completion of the process.

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Grandview Gold Inc.
Management’s Discussion & Analysis
Three Months Ended August 31, 2012
Dated – October 5, 2012

The Company continued to pursue additional opportunities within Peru, South America, and Canada that meet its corporate objective of identifying small-scale, high-grade development opportunities.

Financial

  At August 31, 2012, the Company had mineral exploration properties at a carrying cost of $5,228,494 (May 31, 2012 - $5,225,781). During the three months ended August 31, 2012, the Company incurred exploration expenditures of approximately $2,700 down from approximately $414,000 during the three months ended August 31, 2011. See “Mineral Exploration Properties” below.

  At August 31, 2012, the Company had working capital of $116,966 (May 31, 2012 – $168,570). The Company had $82,662 in cash and cash equivalents (“total cash”) (May 31, 2012 - $137,752). The decrease in total cash and working capital during the three months ended August 31, 2012, was primarily due to general and administration expenditures.

Outlook

The TSX is reviewing the common shares of the Company with respect to meeting the continued listing requirements. The Company has been granted 120 days in which to regain compliance with these requirements, pursuant to the Remedial Review Process.

The Company is reviewing its options and will update shareholders on the status of the review once the TSX makes a definitive assessment.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional financing and/or achieve profitable operations in the future. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast substantial doubt upon the Company's ability to continue as a going concern.

The current economic environment is very challenging. The European financial crisis has had a major impact on capital markets throughout the world and the availability of capital for micro-cap explorers has been very tight. The Company has taken steps to reduce overhead expenditures to a minimum and has effectively curtailed exploration for the time being. Further exploration expenditures are not expected to resume until triggering events occur, which would allow the Company to continue its program of exploration and evaluation. At this time, management believes that the Company will be able to successfully secure necessary financing.

On a positive note, the government of Peru has taken strong steps through SUNAT (the Peruvian tax authority) against the illegal mining and processing of ores throughout the country. These steps have included the confiscation of mining equipment and transport trucks and the dismantling of illegal process plants in the Department of Piura, where the Company’s Giulianita project is located. The net effect is that the Company has resumed discussions with the community to grant the Company surface access to the project area so that it can conduct exploration and development as initially planned. The Company continues to receive strong support from many of the local community members. With illegal mining effectively shut down, there is a strong desire by many in the community to formalize mining and accept the Company’s initial proposal to work with the community to develop a sustainable mining infrastructure to the benefit of both Grandview and the local community. The Company strongly believes that Giulianita has significant merit and will continue to pursue a positive resolution and will defend its project rights as necessary.

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Grandview Gold Inc.
Management’s Discussion & Analysis
Three Months Ended August 31, 2012
Dated – October 5, 2012

Mineral Exploration Properties

The Company has had limited exploration activity on its mineral properties during the first quarter of 2013.

Giulianita Property, Peru

The Company, through its subsidiary Recuperacion Realzada S.A.C., has an option to acquire 100% of the Giulianita property in Ayabaca Province, Piura Department, Peru, through a two-stage option. The option provides the Company with a right to earn an 80% interest in the Giulianita property by: (i) making a cash payment of $20,000 US dollars upon signing the agreement in July 2009, which the Company has done, and by incurring $1.4 million in exploration and development expenditures; and (ii) issuing a total of two million common shares of the Company over a three-year period.

The remaining 20% may be acquired by making an additional payment of $300,000 US dollars and issuing a further 250,000 common shares of the Company prior to the third anniversary date of the agreement.

On August 18, 2012, the Company finalized an amendment to the option agreement. As per the amendment, the terms of the agreement are suspended until the local community grants the Company the necessary surface access rights. At such time that the Company is granted the rights, the terms of the agreement will resume. If the Company has not received the rights by May 31, 2013, it will relinquish its interest in the property and will be released from any obligations under the terms of the agreement.

Subsequent to August 31, 2012, management organized a trip to visit the local community of San Sebastian to observe firsthand the effects of the new laws on illegal mining. It is clear that illegal mining and processing activities in the region have been significantly reduced and the miners, concession holders and communities are being forced to negotiate agreements that will permit illegal miners to become formalized. This process revolves around concession owners identifying illegal miners on their properties and then working on agreements to “formalize” and continue small-scale mining activities. In conjunction with this process, local communities are being encouraged to grant surface access rights to concession holders and formalized miners. It is under this new regime that the Company believes it is at a critical juncture. The Company’s previously submitted proposal has been accepted into the community council register and management remains hopeful that a resolution to the surface access rights can be achieved.

As at the date of this MD&A, the Company has not identified any triggering events which suggest impairment of its Giulianita Property.

Red Lake Properties – Loisan, Dixie Lake and Sanshaw-Bonanza in Ontario, Canada

Grandview has a 100% interest in eight mining claims, covering approximately 60 hectares, located in Red Lake, Ontario, Canada (the “Loisan Property”).

Grandview has an option agreement with Newmont Mining Corporation (formerly Fronteer Gold Inc.) under which it has earned a 67% interest in the 1,664 hectare Dixie Lake property located in the Red Lake Mining District, Ontario, Canada (the “Dixie Lake Property”).

On April 28, 2010, Grandview acquired the final 40% interest in ten (10) unpatented mining claims, located in Red Lake, Ontario (the “Sanshaw-Bonanza Property”) from joint venture partner EMCO Corporation S.A. (“EMCO”), and eliminated all net smelter royalties previously due to EMCO under the terms of the original agreement. Grandview now has a 100% interest in the claims. The Company negotiated the acquisition of two additional unpatented mining claims and two patented mining claims, and reduced the net smelter royalty on the Sanshaw-Bonanza Property to 0.375% .

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Grandview Gold Inc.
Management’s Discussion & Analysis
Three Months Ended August 31, 2012
Dated – October 5, 2012

As at the date of this MD&A, the Company has not identified any triggering events which suggest impairment of its Red Lake Property.

Selected Quarterly Information

Three Months Ended	Total Revenue ($)	Profit or loss
		Total ($)	Per Share (Basic and Diluted) ($)
2012-August 31	-	(48,891) (1)	(0.00)
2012-May 31	-	(122,419) (2)	(0.00)
2012-February 29	-	(36,570) (3)	(0.00)
2011-November 30	-	(7,515) (4)	(0.00)
2011- August 31	-	(82,313) (5)	(0.00)
2011-May 31	-	(138,222) (6)	(0.00)
2011-February 28	-	(98,460) (7)	(0.00)
2010-November 30	-	(87,967) (8)	(0.00)

Notes:

1.

Net loss of $48,891 consisted of management and consulting services of $21,000; investor relations, business development and reporting issuer costs of $12,086; professional fees of $8,356; and office and administration of $7,512. These amounts were offset by interest income of $63.

2.

Net loss of $122,419 consisted primarily of professional fees of $82,194; management and consulting services of $12,000; investor relations, business development and reporting issuer costs of $14,017; and office and administration of $14,547. These amounts were offset by interest income of $369.

3.

Net loss of $36,570 consisted primarily of professional fees of $1,516; management and consulting services of $6,750; investor relations, business development and reporting issuer costs of $27,153; and office and administration of $1,213. These amounts were offset by interest income of $62.

4.

Net loss of $7,515 consisted primarily of professional fees of $47,002; management and consulting services of $40,875; investor relations, business development and reporting issuer costs of $19,234; and office and administration of ($18,866). These amounts were offset by interest income of $63 and premium on flow-through shares of $80,667.

5.

Net loss of $82,313 consisted primarily of office and administration of $43,280; management and consulting services of $20,000; investor relations, business development and reporting issuer costs of $13,495; and professional fees of $5,622. These amounts were offset by interest income of $84.

6.

Net loss of $138,222 consisted primarily of office and administration of $13,230; management and consulting services of $24,750; investor relations, business development and reporting issuer costs of $16,531; professional fees of $87,608; and exploration and evaluation expenses of $179.

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Grandview Gold Inc.
Management’s Discussion & Analysis
Three Months Ended August 31, 2012
Dated – October 5, 2012

These amounts were offset by interest income of $2,076 and gain on disposition of mineral property rights of $2,000.
7.

Net loss of $98,460 consisted primarily of office and administration of $16,120; management and consulting services of $27,500; investor relations, business development and reporting issuer costs of $29,109; professional fees of $23,987; and exploration and evaluation expenses of $1,920. These amounts were offset by interest income of $176.

8.

Net loss of $87,967 consisted primarily of office and administration of $19,271; management and consulting services of $27,750; investor relations, business development and reporting issuer costs of $26,238; professional fees of $10,996; and exploration and evaluation expenses of $4,075. These amounts were offset by interest income of $363.

Results of Operations

Three months ended August 31, 2012, compared with three months ended August 31, 2011

The Company’s net loss totaled $48,891 for the three months ended August 31, 2012, with basic and diluted loss per share of $0.00. This compares with net loss of $82,313 with basic and diluted loss per share of $0.00 for the three months ended August 31, 2011. The decrease of $33,422 in net loss was principally because:

  General and administration expenses decreased to $48,954, which was $33,443 lower than the comparable period primarily as a result of the Company reducing its expenses as much as possible to meet its current cash flow challenges.

Liquidity and Financial Position

The activities of the Company to date have been financed through equity offerings. During the three months ended August 31, 2012, no equity transactions occurred. Management is actively pursuing funding options, including alternative funding options, required to meet the Company's requirements on an ongoing basis. Nevertheless, there is no assurance that these initiatives will be successful or sufficient. The financial market climate continues to be very difficult for junior mining companies such as Grandview. In addition, a local community in Peru has not granted permission to the Company to begin exploration or development of the Giulianita property. In June 2011, exploration activity, work commitments and payments under the option agreement were suspended until the local community delivers key surface access rights to allow the Company to carry out advanced exploration and development plans on the property. The Company has resubmitted a request proposal to the community and is awaiting their response. The Company is optimistic that a resolution to the surface access rights may be achieved in the coming months and is working on a plan to resume financing and work programs when appropriate. See “Risks and Uncertainties” below.

At August 31, 2012, the Company had $82,662 in cash and cash equivalents (May 31, 2012 - $137,752).

Accounts payable and accrued liabilities decreased to $57,973 at August 31, 2012, compared to $107,262 at May 31, 2012, primarily due to less business activity. The Company’s cash and cash equivalents as at August 31, 2012, are sufficient to pay these liabilities.

The Company has no operating revenues and therefore must utilize its current cash reserves and other financing transactions to maintain its capacity to meet ongoing exploration and operating activities.

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Grandview Gold Inc.
Management’s Discussion & Analysis
Three Months Ended August 31, 2012
Dated – October 5, 2012

As of August 31, 2012, and to the date of this MD&A, most of the cash resources of Grandview are held with one Canadian chartered bank. The Company maintains a minimum amount of cash resources in Peru.

The Company has no debt and its credit and interest rate risk is minimal. Accounts payable and accrued liabilities are short term and non-interest bearing.

The Company’s use of cash at present occurs, and in the future is expected to occur, principally in two areas, namely, funding of its general and administrative expenditures and funding of its investment activities. Those investing activities include the cash components of the cost of acquiring and exploring its exploration properties. To meet the challenges of the current climate in the financial markets, the Company is minimizing its expenditures. The Company’s operating expenses are estimated to average approximately $35,000 to $50,000 per quarter. The $35,000 to $50,000 covers investor relations, business development and reporting issuer costs, professional fees, management and consulting services, office and administration and exploration and evaluation expenses. As of August 31, 2012, the Company has $82,662 of cash and cash equivalents and $25,600 of short term investments.

In order to meet future expenditures and cover administrative and exploration costs beyond August 31, 2013, the Company will need to raise additional financing. Although the Company has been successful in raising funds to date, there can be no assurance, and there is substantial doubt, that adequate funding will be available in the future, or available on terms favourable to the Company. If the Company is not able to secure sufficient financing, it is anticipated that certain payments will be deferred, to the extent possible, until additional financing is completed.

Related Party Transactions

i) For the three months ended August 31, 2012, $15,000 (three months ended August 31, 2011 - $33,125) was paid to the President and Chief Executive Officer (Paul T. Sarjeant) of the Company for consulting services. Included in this amount was $nil (three months ended August 31, 2011 - $25,125) capitalized to mining interests.

ii) For the three months ended August 31, 2012, $nil (three months ended August 31, 2011 - $9,000) in consulting fees was paid or accrued to the former Chief Financial Officer (Ernest Cleave) or a company controlled by the former Chief Financial Officer.

iii) For the three months ended August 31, 2012, $12,606 (three months ended August 31, 2011 - $nil) in consulting and professional fees was paid or accrued to the current Chief Financial Officer (Carmelo Marrelli) or a company (Marrelli Support Services Inc. (“Marrelli Support”)) controlled by the current Chief Financial Officer. Included in accounts payable as at August 31, 2012, is $13,765 (May 31, 2012 - $2,471) for consulting services rendered.

These transactions were in the normal course of operations and were measured at fair value.

There was no other remuneration of directors or key management personnel (determined to be the Chief Executive Officer and Chief Financial Officer) for the three months ended August 31, 2012 (2011 - $nil), except as noted above. The Board of Directors and select officers do not have employment or service contracts with the Company. Directors are entitled to director fees and stock options for their services and officers are entitled to stock options for their services.

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Grandview Gold Inc.
Management’s Discussion & Analysis
Three Months Ended August 31, 2012
Dated – October 5, 2012

Off-Balance-Sheet Arrangements

As of the date of this MD&A, the Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition, including, and without limitation, such considerations as liquidity, capital expenditures and capital resources that would be considered material to investors.

Proposed Transactions

The Company continues to evaluate properties and corporate entities that it may acquire or form other joint ventures or similar arrangements with in the future.

Critical Accounting Estimates

The preparation of these unaudited condensed interim consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The unaudited condensed interim consolidated financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed interim consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical Accounting Estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Recoverability of Mining Interests

Management is required to make judgments about whether triggering events exist in relation to its mining interests. Such judgments include the future plans and budgets to undertake exploration and evaluation activity. When there are indications that an asset may be impaired, management is required to estimate the asset’s recoverable amount. The recoverable amount is the greater of the value in use and the fair value less selling costs. Determining the value in use requires management to estimate expected future cash flows associated with the assets and a suitable discount rate in order to calculate the present value. Determining the fair value less costs to sell requires management to estimate expected market conditions to evaluate the price at which it would be able to sell its assets in an arm’s length transaction. This is subject to estimates and judgments related to mining assets in the exploration and evaluation stage, including the Company's right to mine, results of exploration activities and management’s planned expenditures. The largest obstacle to the Company's recoverability of its mining interests is obtaining surface access rights in the Giulianita property. Based on management's assessment, there are no impairment indicators of non-financial assets that have been noted for the three months ended August 31, 2012, or for the three months ended August 31, 2011.

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Grandview Gold Inc.
Management’s Discussion & Analysis
Three Months Ended August 31, 2012
Dated – October 5, 2012

Stock-Based Compensation

Management is required to make certain estimates when determining the fair value of stock option awards, warrants and the number of awards that are expected to vest. These estimates affect the amount recognized as stock-based compensation in the consolidated statements of loss and comprehensive loss based on estimates of forfeiture, as well as warrants in the consolidated statements of changes in shareholders’ equity, expected lives of the underlying stock options, warrants and volatility. For the three months ended August 31, 2012, the Company recognized $nil stock-based compensation expense and issued $nil warrants (three months ended August 31, 2011 - $nil stock-based compensation expense and $nil warrants).

Critical Accounting Judgments

Income taxes and recovery of deferred tax assets

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements.

Change in Accounting Policies

There are no relevant changes in accounting standards applicable to future periods other than as disclosed in the section entitled "Change in Accounting Policies" in the Company's MD&A for the fiscal year ended May 31, 2012, available on SEDAR at www.sedar.com.

Capital Management

The Company considers its capital structure to consist of share capital, warrants, contributed surplus and accumulated deficit. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition, exploration and development of its mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management team to sustain the future development of the business.

The properties in which the Company currently has an interest are in the exploration stage. As such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration program and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts when economic conditions permit it to do so. Management has chosen to mitigate the risk and uncertainty associated with raising additional capital within current economic conditions by:

i)	minimizing discretionary disbursements;
ii)	reducing or eliminating exploration expenditures which are of limited strategic value; and
iii)	exploring alternate sources of liquidity.

In light of the above, the Company will continue to assess new properties and seek to acquire an interest in additional properties if it believes there is sufficient potential and if it has adequate financial resources to do so.

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Grandview Gold Inc.
Management’s Discussion & Analysis
Three Months Ended August 31, 2012
Dated – October 5, 2012

There were no changes in the Company's approach to capital management during the three months ended August 31, 2012. The Company is not subject to externally imposed capital requirements.

Financial Instruments

The Company’s financial instruments consist of:

Description	August 31, 2012 $	May 31, 2012 $
Cash and cash equivalents	82,662	137,752
Short term investments	25,600	25,537
Sundry receivable	1,174	3,010

Accounts payable and accrued liabilities	57,973	107,262

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest and foreign exchange rate risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company has more exposure to credit risk associated with cash and cash equivalents, short term investments and sundry receivables. Cash and cash equivalents and short term investments are held with a reputable Canadian chartered bank, from which management believes the risk of loss to be minimal.

Sundry receivables are not past due or impaired as of August 31, 2012. Management believes that the credit risk concentration with respect to financial instruments included in sundry receivables is minimal.

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities as they come due. As at August 31, 2012, the Company had cash and cash equivalents and short term investments of $108,262 (May 31, 2012 - $163,289) to settle current liabilities of $57,973 (May 31, 2012 - $107,262). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

In order to meet future expenditures and cover administrative and exploration costs, the Company will need to raise additional financing. Although the Company has been successful in raising funds to date, there can be no assurance that adequate funding will be available in the future, or available on terms favourable to the Company. See “Liquidity and Financial Position” above.

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Grandview Gold Inc.
Management’s Discussion & Analysis
Three Months Ended August 31, 2012
Dated – October 5, 2012

Market Risk

Market risk is the risk of loss that may arise from changes in interest and foreign exchange rates.

(a) Interest Rate Risk

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest surplus cash in investment-grade short-term deposit certificates issued by the Company's Canadian chartered bank. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its bank.

(b) Foreign Currency Risk

The Company funds most operations, exploration and administrative expenses in Peru on a cash call basis using the Peruvian sol or US dollars converted from its Canadian dollar bank accounts held in Canada. The foreign exchange risk derived from currency conversions is negligible and the company does not hold significant balances in foreign currencies, and so does not hedge its foreign exchange risk.

Sensitivity Analysis

As of August 31, 2012, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

The sensitivity analysis shown in the notes below may differ materially from actual results.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a three month period:

(i) Short term investments are subject to floating interest rates. The Company has no debt and receives low interest rates on its cash balances. As such, the Company does not have significant interest rate risk.

(ii) The Company does not hold significant balances in foreign currencies to give rise to exposure to foreign exchange risk.

Share Capital

The Company is authorized to issue an unlimited number of shares. As of the date of this MD&A, the Company had outstanding 81,163,032 common shares, 31,304,996 warrants and 2,900,000 stock options.

On September 27, 2012, 1,200,000 stock options expired unexercised.

Risks and Uncertainties

An investment in the securities of the Company is highly speculative and involves numerous and significant risks. Only investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment should undertake such investment. Prospective investors should carefully consider the risk factors that have affected, and which in the future are reasonably expected to affect, the Company and its financial position. Please refer to the section entitled "Risks and Uncertainties" in the Company's management's discussion and analysis for the fiscal year ended May 31, 2012, available on SEDAR at www.sedar.com. There have been no significant changes to such risk factors since the date thereof.

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Grandview Gold Inc.
Management’s Discussion & Analysis
Three Months Ended August 31, 2012
Dated – October 5, 2012

In addition to the risks outlined in the Company’s May 31, 2012 MD&A, Grandview has identified the extreme volatility occurring in the financial markets recently as a significant risk for the Company. As a result of the market turmoil, investors are moving away from assets they perceive as risky to those they perceive as safer. Companies like Grandview are considered risk assets and as mentioned above are highly speculative. The volatility in the markets and investor sentiment may make it difficult for Grandview to access the capital markets in order to raise the capital it will need to fund its current level of expenditures.

Disclosure Controls

Disclosure controls and processes have been designed to ensure that information required to be disclosed by the Company is compiled and reported to Company management as appropriate to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of August 31, 2012, that the Company’s disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Company is made known to them by employees and third party consultants working for the Company. There have been no significant changes in the Company’s disclosure controls and processes during the three months ended August 31, 2012.

It should be noted that while the Company’s Chief Executive Officer and Chief Financial Officer believe that the Company’s disclosure controls and processes will provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and processes will prevent all errors and frauds. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that its objectives are met.

Internal Control Over Financial Reporting (“ICFR”)

Management is responsible for certifying the design of the Company’s ICFR as required by National Instrument 52-109 – “Certification of Disclosure in Issuers’ Annual and Interim Filings”. ICFR is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. ICFR should include those policies and procedures that establish the following:

  maintenance of records in reasonable detail that accurately and fairly reflect the transactions and dispositions of assets;

  reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;

  that receipts and expenditures are only being made in accordance with authorizations of management and the Board of Directors; and

  reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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Grandview Gold Inc.
Management’s Discussion & Analysis
Three Months Ended August 31, 2012
Dated – October 5, 2012

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the design of the Company’s ICFR as of August 31, 2012, pursuant to the requirements of National Instrument 52-109. The Company has designed appropriate ICFR (COSO Framework, as discussed below) for the nature and size of the Company’s business, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

In addition, the Company uses Marrelli Support, a service organization in Canada controlled by the Chief Financial Officer of the Company, to perform the majority of its financial reporting functions, including the recording of transactions, the reconciliation of accounts and the preparation of the consolidated financial statements. Management currently monitors the work performed by Marrelli Support through the review of the consolidated financial statements and other financial information and discussions with the staff of Marrelli Support.

Management has determined that the internal controls of the Company are designed and operating effectively for the three months ended August 31, 2012. There have been no changes in ICFR during the three months ended August 31, 2012, that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Commitments and Contingencies

In addition to commitments otherwise reported in this MD&A, the Company’s contractual obligations as at August 31, 2012, include:

Contractual Obligations	Total	Up to 1 year	1 - 3 years	4 - 5 years	After 5 years

Capital Lease Obligations	$nil	$nil	$nil	$nil	$nil
Operating Leases	$nil	$nil	$nil	$nil	$nil
Purchase Obligations	$nil	$nil	$nil	$nil	$nil
Other Long Term Obligations	$nil	$nil	$nil	$nil	$nil
Total Contractual Obligations (1)	$1.4 million	$nil	$1.4 million	$nil	$nil
	$1.4 million	$nil	$1.4 million	$nil	$nil

(1) The Company, through its subsidiary Recuperacion and in accordance with an option agreement, may earn an 80% interest in the Giulianita project by spending $1.4 million over a three-year period on the property and issuing two million shares of the Company to a private Peruvian group. The Company may earn the remaining 20% by making an additional payment to this private Peruvian group of $250,000. To date, $150,000 of the $1.4 million obligation has been spent. On August 18, 2012, the property owner agreed to suspend the terms under the agreement until the Company is granted necessary access rights. At such time the terms of the agreement will resume. If the Company is unable to obtain the surface access rights by May 31, 2013, it will relinquish its rights to its interest in the property and will be released from any contractual obligations.

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Grandview Gold Inc.
Management’s Discussion & Analysis
Three Months Ended August 31, 2012
Dated – October 5, 2012

Additional Information

Additional information regarding the Company is available on SEDAR at www.sedar.com.

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